Exhibit 99.1

Nano Dimension Appoints LM Instruments to Market its Revolutionary PCB/Hi-PEDs 3D-Printers

LM Instruments will market high-end 3D-Fabrication Machines in the Mid-Atlantic States

Nano Dimension’s USA HQ, Boca Raton, Florida, July 9, 2020 –Nano Dimension Ltd. (Nasdaq: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, has signed an agreement with LM Instruments, which will represent Nano Dimension in the Mid-Atlantic States by marketing its 3D-Fabrication Machines for High-Performance Electronic Devices (Hi-PEDs).

LM Instruments is a reputed manufacturers’ representative organization focused on the electronics manufacturing industry. LM Instruments’ President, Alfred Freire, commented: “The Mid-Atlantic electronics manufacturing industry is predominantly categorized by prime contractors in the defence and space industries. Furthermore, the end user is always looking for short time-to-market, together with the highest quality, to meet the stringent requirements of their mission critical applications. The ground-breaking technology in these 3D-Fabrication Machines reduces the development cycle time. It is now possible to enable on-site prototyping and it can be done within a few hours instead of a few weeks.”

LM Instruments will work with Nano Dimension to market this new, disruptive technology, enabling rapid Proof of Concepts (PoC) of 3D Hi-PEDs. The DragonFly LDM machine can be placed in the work area to fabricate the device overnight. It eliminates the need to send IP rich electronic circuit files to another supplier or even in some cases to another continent. With the DragonFly LDM 3D Additive Manufacturing Electronics technology, it becomes easy to print functional electronics PoCs and complex multi-layer Hi-PEDs, in-house.

Multi-layered IC interface stepped socket	20-layer embedded capacitor timing PCB

20-layer embedded coil DC to DC convertor PCB

About LM Instruments:

LM Instruments specializes in marketing highly engineered and automated products to the electronic manufacturing industry commonly known as the SMT (Surface Mounted Technology) industry. LM Instruments is located in the Baltimore-Washington D.C. corridor. For more information, visit https://lm-instruments.net/3d-pcb-printers-nano-dimension/

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits and potential of its products and working together with LM Instruments. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

LM INSTRUMENTS MEDIA CONTACT

Alfred Freire, President | info@LM-Instruments.net